

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 1, 2016

Kaan Terzioglu
Chief Executive Officer
Turkcell İletişim Hizmetleri A.Ş
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok
Maltepe, Istanbul, Turkey

>   **Re: Turkcell İletişim Hizmetleri A.Ş**
>   **Form 20-F for Fiscal Year Ended December 31, 2015**
>   **Filed March 18, 2016**
>   **File No. 001-15092**

Dear Mr. Terzioglu:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 5.D. Trend Information

Liquidity, page 93

1.   We note your disclosure that your total operational capital expenditures as a percentage of revenues in 2016 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4.5G, further expansion of the fiber network, and the roll out of lifecell's 3G+ network. We further note your disclosure on page 14 that you face increased capital needs to finance your technological and geographic expansion related to, among other things, your consumer finance company. Please enhance your

discussion here to quantify your expected capital expenditure requirements related to expansions, the expected timing of such requirements, and clearly indicate the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact the financing terms will have on your operations.

2.   Please clarify how you plan for your consumer finance company to manage the working capital requirements related to terminal financing and bad debt expense.

Notes to the Consolidated Financial Statements

Note 3. Significant accounting policies

(k) Revenue, page F-38

3.   Please explain to us in detail the arrangement between the Company, the distributors and the dealers where the handset is sold by the dealer or distributor to the subscriber while the company provides the service and collects the receivable for the handset sold to the customer. Tell us how you evaluated the arrangement in determining that you are not the principal in the sale of the handset. Please discuss the accounting literature you considered and how you applied it in determining the appropriate accounting treatment for these transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at

(202) 551-8199, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications